Mail Stop 3561

November 1, 2006

Mr. Dennis Highby
President and Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NB 69160

    Re: **Cabela's Incorporated**
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Filed March 1, 2006
           File No. 1-32227

Dear Mr. Highby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           William Choi
           Accounting Branch Chief